Alpine Summit Energy Partners, Inc.

(formerly Red Pine Petroleum Ltd.)

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Alpine Summit Energy Partners, Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements of Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) (the "Company"), which comprise the consolidated statement of financial position as of December 31, 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' deficiency and cash flows for the year then ended, and the related notes to the consolidated financial statement.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3b to the consolidated financial statements, the Company has a working capital deficiency of $80,838,833 and has generated a net loss and comprehensive loss of $29,671,345, which raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 3b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.
24 Greenway Plaza, Suite 1800 | Houston, Texas 77046
Main: 713.850.8787
CPAs AND ADVISORS | WEAVER.COM

The Shareholders of

Alpine Summit Energy Partners, Inc.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of proved and probable reserves impacting the recognition and valuation of depletion expense and impairment of oil and gas properties

Critical Accounting Matter Description

As described in Note 6 to the consolidated financial statements, at December 31, 2021, production assets amounted to $92,270,130 and had an associated depreciation, depletion and amortization (DD&A) charge of $16,708,687. Also, as described in Note 5, exploration and evaluation (E&E) assets amounted to $24,987,312 at December 31, 2021. Oil and gas reserves estimates are used in the calculation of DD&A, impairment testing, and valuation of oil and gas properties. We identified the estimation of proved and probable reserves of oil and gas properties, due to the risk of inappropriate recognition of proved and probable reserves that impact the assessment and measurement of DD&A and potential impairment of the oil and gas assets, as a critical audit matter.

The principal consideration for our determination that the estimation of proved and probable reserves is a critical audit matter is that changes in certain inputs and assumptions, which require a high degree of subjectivity necessary to estimate the volume and resources in place could have a significant impact on the measurement of DD&A, impairment testing and valuation of oil and gas assets. In turn, auditing those inputs and assumptions required subjective and complex auditor judgement. Estimated reserves and resources in place are based on significant assumptions such as production curves and certain other inputs, including forecast production volumes, future capital and operating cost assumptions and life of field assumptions, all of which are inputs used by reserves experts to estimate oil and gas reserves.

How the Critical Audit Matter Was Addressed in the Audit

We obtained an understanding of the design and implementation of management's controls and our audit procedures related to the estimation of proved and probable reserves included the following, among others.

  We evaluated the level of knowledge, skill, and ability of the Company's reservoir engineering specialists and their relationship to the Company, made inquiries of those reservoir engineers regarding the process followed and judgments made to estimate the Company's proved and probable reserve volumes, and read the reserve report prepared by the Company's specialists.

The Shareholders of

Alpine Summit Energy Partners, Inc.

  To the extent key, sensitive inputs and assumptions used to determine proved and probable reserve volumes and other cash flow inputs and assumptions are derived from the Company's accounting records, such as commodity pricing, historical pricing differentials, operating costs, estimated capital costs and working and net revenue interests, we tested management's process for determining the assumptions, including examining the underlying support, on a sample basis. Specifically, our audit procedures involved testing management's assumptions as follows:
    Compared the estimated pricing differentials used in the reserve report to realized prices related to revenue transactions recorded in the current year and examined contractual support for the pricing differentials;
    Evaluated the models used to estimate the operating costs at year-end compared to historical operating costs;
    Compared the models used to determine the future capital expenditures and compared estimated future capital expenditures used in the reserve report to amounts expended for recently drilled and completed wells with similar locations;
    Evaluated the working and net revenue interests used in the reserve report by inspecting a sample of ownership interests, historical pricing differentials, and operating costs to underlying support from the Company's accounting records;
    Applied analytical procedures to the reserve report by comparing to historical actual results and to the year-end reserve report.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2021.

Houston, Texas

PCAOB ID# 410

April 25, 2022

INDEPENDENT AUDITOR'S REPORT

To the Members of HB2 Origination, LLC

Opinion

We have audited the consolidated financial statements of HB2 Origination, LLC (the "Company"), which comprise the consolidated statement of financial position as at December 31, 2020 and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year ended December 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to note 3(b) in the consolidated financial statements, which indicates that the Company has a working capital deficit of $29,102,456, a net loss of $7,530,178 and an accumulated deficit of $39,757,844. These conditions along with the other factors described in note 3(b) indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the Management's Discussion and Analysis (MD&A), but does not include the financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

The MD&A is expected to be made available to us after the date of this auditor's report. When we read the MD&A, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Chartered Professional Accountants

August 13, 2021

Calgary, Alberta

Alpine Summit Energy Partners Inc. (formerly Red Pine Petroleum Ltd.)
Consolidated Statements of Financial Position

(amounts in US dollars)

As at
		December 31	December 31,
		2021	2020
	Notes
ASSETS
Current assets
Cash		$8,622,815	$2,889,558
Accounts receivable		18,797,635	6,121,963
Prepaid expenses		535,474	25,411
		27,955,924	9,036,932
Non-current assets
Right-of-use-assets		414,076	-
Exploration and evaluation assets	5	24,987,312	1,243,615
Property, plant and equipment	6	92,270,130	55,662,329

Total assets		$145,627,442	$65,942,876
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$48,245,677	$12,507,116
Current lease obligations		115,095	-
Current portion of long-term debt	8	7,059,834	17,048,509
Development partnership liabilities	7	44,694,643	-
Current reserve based loan	9	2,200,000	-
Promissory notes	10	-	5,425,000
Commodity contracts	24(c)	6,479,508	3,158,763
		108,794,757	38,139,388
Non-current liabilities
Long-term debt	8	16,139,307	23,213,961
Asset backed preferred instrument	12	18,687,351	-
Commodity contracts	24(c)	13,901,672	1,362,620
Long-term lease obligations		374,848	-
Deferred tax liability	20	2,832,215	-
Decommissioning liabilities	11	1,946,306	864,000
		53,881,699	25,440,581

Total liabilities		162,676,456	63,579,969

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	13	43,414,147	37,097,376
Capital reserve	15	34,459,432	5,023,375
Contributed surplus	16	5,405,548
Accumulated deficit		(81,314,105)	(39,757,844)
Equity/(deficiency) attributable to Alpine
Summit Energy Partners, Inc. Shareholders		1,965,022	2,362,907
Non controlling interest	14	(19,014,036)	-
Total shareholders' equity/(deficiency)		(17,049,014)	2,362,907
Total liabilities and Shareholders' equity/(deficiency)		$145,627,442	$65,942,876

Going concern (Note 3(b))

Subsequent events (Note 26)

Approved by the Board:

"signed" Craig Perry	"signed" Stephen Schaefer
Director	Director

See accompanying notes to the consolidated financial statements.

Alpine Summit Energy Partners Inc. (formerly Red Pine Petroleum Ltd.)

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2021 and 2020
(amounts in US dollars)

		Year ended	Year ended
		December 31,	December 31,
		2021	2020
	Notes
Revenue
Revenue from petroleum and natural gas sales	18	$97,917,790	$4,436,079
Royalties		(27,121,000)	(1,190,835)
		70,796,790	3,245,244
Unrealized losses on derivative commodity contracts	24(c)	(15,859,796)	(4,521,383)
Realized losses on derivative commodity contracts	24(c)	(17,622,236)	(405,404)
Total revenue/(deficiency), net of royalties and derivative commodity contracts		$37,314,758	$(1,681,543)
Expenses
Operating and transportation		12,087,223	1,196,744
General and administrative expense	21	10,468,240	1,622,870
Listing expense	2	1,301,692	-
Transaction costs	2	1,567,967	-
Stock-based compensation	13, 16	14,478,776	-
Bad Debt Expense		-	162,137
Impairment loss of exploration and evaluation assets (net)		-	6,199,198
Impairment loss /(reversal of impairment loss) on property, plant and equipment		-	(4,730,000)
Depletion and depreciation expense	6	16,708,687	1,031,000
Finance income and expense (net)	19	17,033,451	366,686
Total expenses		73,646,036	5,848,635

Loss before taxes and non-controlling interest:		$(36,331,278)	$(7,530,178)

Deferred taxes	20	(2,832,215)	-
Net loss and comprehensive loss for the period before non-controlling interest		$(39,163,493)	$(7,530,178)
Net loss and comprehensive loss attributable to non-controlling interest		$(9,492,148)	$-
Net loss and comprehensive loss for the period attributable to Alpine Summit Energy Inc. Shareholders		$(29,671,345)	$(7,530,178)
Loss per share attributable to Alpine Shareholders
Loss and comprehensive loss per share - basic and diluted	13	$(0.70)	$(0.44)
Weighted average number of shares outstanding (basic and diluted)	13	42,596,264	17,083,501

See accompanying notes to the consolidated financial statements.

Alpine Summit Energy Partners Inc. (formerly Red Pine Petroleum Ltd.)

Consolidated Statements of Changes in Shareholders' Equity/(Deficiency)

(amounts in US dollars)

		HB2 Member	SVS Shares	MVS Shares	PVS Shares		Contributed			Non-controlling	Total shareholders'
	Note	Units	Number	Number	Number	Share Capital	surplus	Capital Reserve	Accumulated deficit	interest	equity/(deficiency)

Opening Balance January 1, 2020		17,083,501	-	-	-	$37,097,376	$-	$430,734	$(32,227,666)	$-	$5,300,444
Affiliate contribution		-	-	-	-	-	-	4,592,641	-	-	4,592,641
Net loss and comprehensive loss for the period		-	-	-	-	-	-	-	(7,530,178)	-	(7,530,178)
Ending Balance December 31, 2020		17,083,501	-	-	-	$37,097,376	$-	$5,023,375	$(39,757,844)	$-	$2,362,907

Ending Balance January 1, 2021		17,083,501	-	-	-	$37,097,376	$-	$5,023,375	$(39,757,844)	$-	$2,362,907
Issuance of member units for cash	13	819,215	-	-	-	8,044,700	-	-	-	-	8,044,700
Issuance of member units exchanged for promissory notes	13	353,870	-	-	-	3,475,000	-	-	-	-	3,475,000
Issuance of member units for exploration and evaluation assets	13	356,415	-	-	-	3,499,995	-	-	-	-	3,499,995
Issuance of member units to contractors	13	923,954	-	-	-	9,073,228	-	-	-	-	9,073,228
Redemption of member units	12, 13	(3,992,629)	-	-	-	(8,680,786)	-	-	(11,884,916)	-	(20,565,702)
Allocation of opening non-controlling interest	14	(16,168,422)	-	-	-	(18,721,276)	-	29,436,057	-	(10,714,781)	-
Issuance of member units exchanged for promissory notes	13	234,216	-	-	-	2,300,000	-	-	-	-	2,300,000
Origination Unit split 1:3	2	31,557,084	-	-	-	-	-	-	-	-	-
Shares issued for cash, net of share issuance costs of $247,218	13	-	161,976	17,057.000	-	5,499,832	-	-	-	-	5,499,832
Exchange of units for SVS and MVS	13	(31,167,204)	1,427,421	297,397.830	-	-	-	-	-	-	-
Proportiante Voting Shares issued for cash	2	-	-	-	15,947.292	128,213	-	-	-	-	128,213
Shares issued on business acquisition	2	-	534,384	-	-	1,697,865	-	-	-	-	1,697,865
Stock based compensation	16	-	-	-	-	-	5,405,548	-	-	-	5,405,548
Development partnership redemption for HB2 Origination LLC Units	7	-	-	-	-	-	-	-	-	1,192,893	1,192,893
Conversion of MVS to SVS	13	-	30,411,950	(304,119.500)
Net loss and comprehensive loss for the period		-	-	-	-	-	-	-	(29,671,345)	(9,492,148)	(39,163,493)
Ending Balance December 31, 2021		-	32,535,731	10,335.330	15,947.292	$43,414,147	$5,405,548	$34,459,432	$(81,314,105)	$(19,014,036)	$(17,049,014)

See accompanying notes to the consolidated financial statements.

Alpine Summit Energy Partners Inc. (formerly Red Pine Petroleum Ltd.)
Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020
(amounts in US dollars)

		Year ended December 31,
	Note	2021	2020
Operating Activities
Net loss for the year before non-controlling interest		$(39,163,493)	$(7,530,178)
Items not affecting cash:
Depletion and depreciation expense	6	16,708,687	1,031,000
Stock based compensation	13, 16	14,478,776	-
Deferred taxes	20	2,832,215	-
Listing expense	2	1,301,692	-
Accretion expense	11	19,589	6,000
Accretion on Promissory note discount		-	72,500
Interest on lease liability		9,186	-
Amortization of debt issuance costs	8	1,058,759	-
Asset backed preferred instrument interest	12	1,857,351	-
Fair value change on development partnership	7	11,233,713	-
Impairment of exploration and evaluation assets		-	6,199,198
Impairment loss /(reversal of impairment loss) on property, plant and equipment		-	(4,730,000)
Unrealized loss on commodity contracts	24(c)	15,859,796	4,521,383
Net change in non-cash working capital	22	6,800,511	192,094
Cash flows from/(used) in operating activities		32,996,782	(238,003)

Investing Activities

Expenditures on property, plant and equipment	6	(52,187,091)	(42,889,348)
Expendtiures of exploration and evaluation assets	5	(20,243,702)	(318,982)
Net change in non-cash working capital	22	15,752,315	(9,631,691)
Cash flows used in investing activities		(56,678,478)	(52,840,021)

Financing Activities
Issuance of shares for cash, net of issuance costs	13	13,672,745	-
Cash acquired on acquisiton	2	396,173	-
Proceeds from development partnerships	7	41,042,693	-
Advances of long term debt	8	-	43,328,396
Repayment of development partnerships	7	(6,388,870)
Advances from/(repayments to) affiliates, net		-	(495,649)
Repayment of promissory notes	10	(2,025,000)	-
Proceeds from promissory notes	10	3,375,000	3,552,500
Proceeds from reserve based loan	9	2,200,000	-
Repayment of long-term debt	8	(18,122,088)	-
Long-term debt issuance costs	8	-	(3,065,926)
Repayment of asset backed preferred instruments	12	(4,735,700)	-
Net change in non-cash working capital	22	-	2,881,546
Cash flows from financing activities		29,414,953	46,200,867

Increase/(decrease) in cash		5,733,257	(6,877,157)

Cash, beginning of the year		2,889,558	9,766,715

Cash, end of the year		$8,622,815	$2,889,558

See accompanying notes to the consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

1. General business description

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd. ("Red Pine") (the "Company" or "Alpine") was incorporated on July 30, 2008 under the Business Corporations Act (British Columbia) ("BCBCA"). On April 8, 2021, the Company entered into a Business Combination Agreement ("BCA") pursuant to which the Company agreed to complete the BCA with HB2 Origination LLC ("Origination") and change its name to "Alpine Summit Energy Partners, Inc." upon completion of the BCA (refer to Note 2 for a complete description of the BCA).

The Company's registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver BC V6C 3E8 and its principal office is located at 3322 West End Ave. Suite 450 Nashville TN, 37203.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 25, 2022.

2. Business Combination Agreement and Finco Financing

On April 8, 2021, Alpine, Origination, Alpine Summit Energy Partners Finco, Inc ("Finco"), Red Pine Petroleum Subco Ltd. ("Subco") and Alpine Summit Energy Investors, Inc. ("Blocker") entered into the BCA pursuant to which the parties agreed to complete a series of transactions to effect a business combination between Alpine and Origination and that resulted in a reverse take-over of Alpine by the members of Origination.

(1) Finco issued subscription receipts for gross proceeds of approximately CDN$7.5 million (Note 13) and "The Finco Financing" later in note 2;

(2) immediately prior to the closing of the BCA:

(a) Alpine amended its articles to (i) reclassify its common shares as Subordinate Voting Shares ("SVS"), (ii) create a new class of Multiple Voting Shares ("MVS") and a new class of Proportionate Voting Shares ("PVS"), and (iii) change its name from "Red Pine Petroleum Ltd." to "Alpine Summit Energy Partners, Inc.";

(b) each outstanding membership unit of Origination ("Origination Member Unit") would be converted into three membership units of Origination;

(c) the Subscription Receipts converted into Finco Shares, with each holder of a Subordinate Voting Subscription Receipt receiving one Class A Finco Share in exchange therefor and each holder of a Multiple Voting Subscription Receipt receiving one Class B Finco Share in exchange therefor; and

(3) on closing of the BCA:

(a) the Company, Finco and Subco completed a three-cornered amalgamation under the BCBCA pursuant to which all Finco shareholders (including former holders of the Subscription Receipts) exchanged their Class A Finco shares held for SVS or their Class B Finco Shares held for Multiple Voting Shares, as applicable, in each case on a one-for-one basis, and Finco and Subco amalgamated, with the resulting entity ("Amalco") to continue as a wholly-owned subsidiary of Alpine;

(b) Amalco wound up into Alpine, and the assets of Amalco (which consist of the funds invested by the holders of the Subscription Receipts, net of expenses) transferred to the Company by operation of law;

(c) certain U.S. holders of Origination Member Units (other than Blocker) contributed their Origination Member Units to the Company in exchange for MVS on a one-hundred membership units for one MVS basis;

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

(d) certain non-U.S. holders of Origination Member Units contributed their Origination Member Units to the Company in exchange for SVS on a one membership unit for one SVS basis subject to adjustment for any applicable withholding taxes;

(e) each holder of Blocker Shares contributed their Blocker Shares to the Company in exchange for SVS on a one Blocker Share for three SVS basis;

(f) A related party, being an officer, director and shareholder of Origination pre-closing of the BCA, and of Alpine post closing of the BCA, subscribed for 15,947.292 PVS carrying voting rights that would, in the aggregate, represent approximately 32.2% (Note 13 and 14) of the voting rights of the Company upon completion of the BCA on a fully diluted basis for a purchase price equivalent to their estimated fair market value of USD$128,213;

(g) the Company used certain proceeds of the Finco Financing and the membership units of Origination received by it to subscribe for Blocker Shares, following which the proceeds of Finco Financing received by Blocker were contributed to Origination in exchange for membership units of Origination; and

(h) Origination Member Units held by Blocker were re-designated as Class A Voting Units of Origination and Origination Member Units held by other remaining members of Origination were re-designated as Class B Non- Voting Units of Origination.

The number and terms of the securities to be issued in connection with the BCA were determined pursuant to arm's length negotiations between the management of each of the Company and Origination at the time the BCA was entered into.

The reclassification of the common shares of the Company into SVS and the creation of the MVS in connection with the BCA is for the purpose of allowing the Company to maintain its status as a "foreign private issuer" as determined in accordance with Rule 3b-4(c) under the U.S. Exchange Act.

The Finco Financing

On August 18, 2021, Finco completed a brokered private placement of an aggregate of 161,976 subordinate voting subscription receipts at a subscription price of CDN$4.01 per subordinate voting subscription receipt and 17,057 multiple voting subscription receipts at a subscription price of CDN$401.29 per multiple voting subscription receipt for aggregate gross proceeds of approximately CDN$7.5 million (USD$ 5,995,461). Finco is a special purpose British Columbia company incorporated solely for the purpose of the Finco Financing.

The Finco Financing was completed pursuant to the terms of an agency agreement dated August 18, 2021 among Finco, the Company and Eight Capital ("Agent"), as lead agent and sole bookrunner (the "Agency Agreement"). The subscription receipts are governed by the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") dated August 18, 2021 among Finco, the Agent and Odyssey Trust Company in its capacity as subscription receipt agent.

Each subordinate voting subscription receipt and each multiple voting subscription receipt entitled the holder thereof to receive, upon automatic exchange in accordance with the terms of the Subscription Receipt Agreement, without payment of additional consideration or further act or formality on the part of the holder thereof, one Class A Finco share and one Class B Finco share, respectively, upon the satisfaction or waiver of the escrow release conditions at or before the escrow release deadline. Each Class A Finco share would then be exchanged for one SVS and each Class B Finco share would be exchanged for one MVS upon completion of the BCA.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

In connection with the Finco financing, the Agent was entitled to receive a cash commission of CDN$26,525 and an advisory fee of CDN$197,500 (collectively, the "Agent's Fees"). On closing of the Finco Financing, the Agent received payment of 50% of the Agent's Fees. The remaining 50% of the Agent's Fees paid to the Agent upon the satisfaction of the escrow release conditions.

Reverse Takeover

On September 7, 2021, the Company completed the BCA (as described above). As a result of the transaction, the former shareholders of Origination acquired control of the combined Company and, thereby constitutes a reverse takeover of Red Pine by Origination. The BCA is considered a purchase of the Red Pine's net assets by Origination. The transaction is accounted for in accordance with guidance provided in IFRS 2 Share-Based Payments.

As Red Pine did not qualify as a business according to the definitions in IFRS 3, the BCA does not constitute a business combination; rather, it is treated as an issuance of Alpine shares for the net assets of Red Pine and Red Pine's listing status with Alpine as the continuing entity. The resulting consolidated financial statements are presented as a continuation of Origination and comparatives figures presented in the consolidated financial statements of are those of Origination.

As a part of the reverse takeover, the Company issued 534,384 SVS on September 7, 2021, for total consideration of $1,697,865 based on the Finco Financing value of CDN$4.01/SVS or US$3.18/SVS, for the Red Pine net assets, which are made up primarily of cash valued at $396,173. The excess of purchase consideration over net assets acquired resulted in a listing expense of $1,301,692 and is presented in the consolidated statement of loss and comprehensive loss.

Acquisition related costs totalling $1,567,967 have been excluded from consideration paid and were recognized as transaction costs on the consolidated statement of loss and comprehensive loss for the year ended December 31, 2021 when the costs were incurred.

3. Basis of preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"). A summary of the significant accounting policies and method of computation is presented in Note 4. Management's significant accounting judgements, estimates and assumptions used in the preparation of the consolidated financial statements are included in Note 3.

(b) Going concern

These consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

During the year ended December 31, 2021, the Company generated a net loss and comprehensive loss of $29,671,345 (year ended December 31, 2020 - $7,530,178), and as at that date, the Company had a working capital deficiency of $80,838,833 (December 31, 2020 - working capital deficiency of $29,102,456) and accumulated deficit of $81,314,105 (December 31, 2020 - $39,757,844).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

In order to continue operating as a going concern the Company will need to achieve profitable operations and/or secure additional sources of financing in order to satisfy its obligations, including scheduled repayments of long- term debt, as they become due. During the year ended December 31, 2021, the Company issued 1,173,085 Origination Member Units in exchange for cash of $8.0 million, 161,976 SVS and 17,057 MVS for cash of $5.5 million net of issuance costs, and extinguished promissory notes of $3.5 million (Note 10). The Company formed three development partnerships to fund a portion of 2021 capital activity which raised approximately $55 million during the year ended December 31, 2021 (Note 7). Subsequent to year end, the Company closed on two additional development partnerships resulting in cash inflows of approximately $35.7 million, and also expanded its corporate credit facility from $6.6 million up to $30 million (Note 26). In addition, the Company issued convertible promissory notes in June 2021 (Note 10) for proceeds of $2.3 million and converted those convertible promissory notes into 234,216 Origination Member Units (Note 10 and 13). The Company also repaid $18.1 million of long-term debt (Note 8) and $4.8 million of asset backed preferred instruments (Note 12). Although the Company has been successful in its financing activities to date, additional financing may be required to continue operations and such funding may not be available on terms that are acceptable to the Company.

Due to the factors mentioned above, there is a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. These consolidated financial statements do not include necessary adjustments to reflect the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and such adjustments could be material.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise stated and allowed for in accordance with IFRS.

(d) Functional and presentation currency

These consolidated financial statements are presented in US dollars ("$"). The Company's functional currency is Canadian dollars, however, all of the Company's individual subsidiaries have functional currencies in US$ which represents the primary economic environment in which the entities operate.

(e) Management's significant accounting judgements, estimates and assumptions

The timely preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions based on currently available information that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the statement of financial position and the reported amounts of income and expenses during the reporting period. Accordingly, actual results may differ from these estimates. Estimates and underlying assumptions and judgements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

During the year ended December 31, 2021, the global economy continued to show signs of recovery from the impacts of the COVID-19 pandemic. Global spot prices for crude oil have recovered and now exceed pre- pandemic levels as optimism for demand recovery improves with limited production growth from independent producers and ongoing OPEC+ production curtailments. While the Company has benefited from these improvements in crude oil prices there is a degree of uncertainty related to COVID-19 that has been considered in our estimates for the year ended December 31, 2021.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

More specifically, assumptions may change that are involved in the estimates of valuation of exploration and evaluation assets and property, plant and equipment cash generating units, the timing of decommissioning obligations, the fair value of commodity contracts, fair value of development partnerships, the expected credit loss provisions related to accounts receivable as well as liquidity and going concern assessments.

Significant estimates, judgements and assumptions made by management in the preparation of these consolidated financial statements are outlined below.

Significant judgements in applying accounting policies:

The following are the significant judgements, and assumptions that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in these consolidated financial statements:

(i) Identification of cash-generating units (CGU's)

The Company's oil and natural gas interests are aggregated into cash-generating units for both property and equipment and exploration and evaluation assets, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows. The classification of assets into CGU's requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures and the way in which management monitors the Company's operations. The Company has identified one CGU for the years ended December 31, 2021 and 2020.

(ii) Valuation of oil and natural gas assets

Judgements are required to assess when impairment indicators, or reversal indicators, exist and impairment testing is required. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimates of reserves, production rates, future oil and natural gas prices, future costs, discount rates, market value of undeveloped lands and other relevant assumptions.

(iii) Componentization

For the purposes of calculating depletion expense, the Company allocates its oil and natural gas assets to components with similar lives and depletion methods. The grouping of assets is subject to management's judgement and is performed on the basis of geographical proximity and similar reserve life. The Company's oil and natural gas assets are depleted on a unit of production basis.

(iv) Exploration and evaluation assets

The application of the Company's accounting policy for exploration and evaluation assets requires management to make certain judgements as to future events and circumstances as to whether economic quantities of reserves have been found in assessing economic viability and technical feasibility.

(v) Joint operations

The Company is party to various joint interest, operating and other agreements in conjunction with its oil and natural gas activities. The revenues and expenses allocated between partners are governed by the terms of these agreements that are subject to interpretation and judgement by the Company and audit by the appropriate parties.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

(vi) Business combinations

Judgements are required to determine if acquisitions of assets or groups of assets constitute a business combination. These judgements include assessing whether the acquired assets include inputs, processes and outputs that would constitute a business and whether the assets acquired meet the criteria of the optional concentration test to not be considered a business.

(vii) Taxes

The Company follows the liability method of for calculating deferred taxes. Judgement is required in calculation of current and deferred taxes in applying tax laws and regulations estimating the timing of reversals of temporary differences and estimating the realizability of deferred tax assets.

Key sources of estimation uncertainty:

The following are the key estimates and related assumptions concerning the sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities.

(i) Reserves

The assessment of reported recoverable quantities of proved and probable reserves include estimates regarding production volumes, commodity prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying values of the Company's oil and natural gas properties and equipment, the calculation of depletion and depreciation, and the provision for decommissioning liabilities.

The reserve assessment was completed by an external third-party engineering firm for the years ended December 31, 2021 and 2020 and reserves are internally updated for interim periods.

(ii) Decommissioning liabilities

The calculation of decommissioning liabilities and related accretion expense requires estimates of future remediation costs of production facilities, wells and pipelines at different stages of development and construction of assets or facilities. In most instances, removal of assets occurs many years into the future. In addition, the calculation requires assumptions regarding abandonment date, future environmental and regulatory legislation, the extent of reclamation activities, the engineering methodology for estimating cost, future removal technologies in determining the removal cost and liability-specific discount rates to determine the present value of these cash flows.

(iii) Commodity contracts

The amounts recorded for the fair value of commodity contracts is dependent on estimates of future commodity prices, foreign exchange rates and volatility in those prices.

(iv) Valuation of accounts receivable

Certain amounts included in accounts receivable are based on management's best estimate of the lifetime expected credit loss related to these accounts.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

(v) Depletion

The amounts recorded for depletion of petroleum and natural gas assets are determined by useful life and future cash flows which are based on estimates of future production profiles and reserves for surrounding wells, commodity prices and discount rates.

(vi) Fair value of development partnership liabilities

The amounts recorded for the fair value of the development partnerships liabilities are based on estimates of reserves, production rates, future oil and natural gas prices, future costs, discount rates, and other relevant assumptions.

(vii) Debt equity split from convertible promissory note

The allocation between the debt and equity components of convertible promissory notes is based on estimates of the market interest rate the Company would pay on non-convertible debt instruments with similar terms.

(viii) Control of development partnerships

The Company consolidates 100% of the operations, assets and liabilities of the development partnerships which is based on an analysis of the terms of the various partnership agreements and whether they give the Company control of the partnerships and the right to variable returns.

(ix) Current and long-term classification related to asset backed preferred instrument and development partnership liabilities

The current and long-term classification related to the asset back preferred instrument is based on management's assessment of what operational cash flow is going to be available to repay the instrument based on the terms of the underlying agreements. The current and long-term classification related to development partnership liabilities is based on management's assessment of the future net cash flows to be generated by the wells included in the partnerships.

4. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation

(i) Subsidiaries

The consolidated financial statements include the accounts of the Company and its subsidiaries as at December 31, 2021, HB2 Origination, LLC (Note 14 - consolidate at 100% with non-controlling interest), AIP Holdco GP, LLC, AIP Holdco, LP, AIP Intermediate, LLC, AIP Borrower GP, LLC, AIP Borrower, LP, Alpine Summit Energy Investors, Inc, Alpine CapH4, LLC, Ageron Energy II, LLC, HB2 Midco, LLC, Alpine Maverick I GP, LLC, Alpine Maverick I, LP, Alpine Maverick II GP, LLC, Alpine Maverick II, LP, HB2 Midco III, LLC, Alpine Maverick III GP, LLC, Alpine Maverick III, LP, HB2 Midco IV, LLC, Alpine Maverick IV GP, LLC, and Alpine Maverick IV, LP.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

The Company has control of an investee entity when it is exposed, or has rights, to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated on a line-by-line basis, recognizing all their assets, liabilities, income and expenses and recording any non-controlling interest for the portion not owned by the Company from the date on which control in obtained. Intercompany transactions and balances between the Company and its subsidiaries are eliminated. Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions. The difference between fair value of any consideration paid and the acquired share of the carrying value of nets assets of the subsidiary is recorded in equity. Gains or losses on disposals to non- controlling interests are also recorded in equity.

(ii) Joint arrangements

A portion of the Company's oil and natural gas business activities involve jointly controlled assets and are conducted under joint operating agreements. The Company has assessed the nature of its joint arrangements and determined them to be joint operations. These consolidated financial statements reflect only the Company's proportionate share of the joint operation's controlled assets and liabilities it has incurred, its share of any liabilities jointly incurred with other joint interest partners, income from the sale or use of its share of the joint operation's output, together with its share of expenses incurred by the joint operation and any expenses it incurs in relation to its interest in the joint operation and a share of production in such activities.

(b) Business combinations

Business combinations are accounted for using the acquisition method when the acquisitions of companies and/or assets meet the definition of a business under IFRS. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The acquired identifiable assets and liabilities and any contingent consideration are measured at their fair value at the date of acquisition. The fair value of property, plant and equipment is the estimated amount for which these assets could be exchanged on the acquisition date between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgably, prudently and without compulsion. Any excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recognized as goodwill. If the cost of acquisition is less than fair value of the identifiable assets and liabilities, the difference is recorded as a gain in profit or loss. Associated transaction costs are expensed when incurred.

(c) Fair value determination

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining the fair values is disclosed in the notes specific to that asset or liability.

The Company classifies fair values according to the following hierarchy based on the amount of observable inputs used to value the instruments:

• Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities.

• Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

• Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

There were no transfers between levels of the hierarchy during the year.

Cash
The fair value of cash approximates its carrying value due to the short-term to maturity.

Accounts receivable, accounts payable and accrued liabilities, promissory notes, and long-term debt
The fair value of accounts receivable, accounts payable and accrued liabilities, promissory notes, and long-term debt are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. As at December 31, 2021 and December 31, 2020, the fair value of accounts receivable, accounts payable and accrued liabilities and promissory notes approximated their carrying value due to their short term to maturity. The fair value of long-term debt approximates its carrying value as it bears a floating market rate of interest.

Derivatives - commodity contracts
The fair value of financial forward contracts and swaps is determined by discounting the difference between the contracted prices and published forward curves at the statement of financial position date, using the remaining contracted oil and natural gas volumes and a risk-free interest rate adjusted for the credit risk of the counterparty. The Company has used Level 2 to determine the fair value of its commodity contracts.

Fair value of development partnership liabilities
The amounts recorded for the fair value of the development partnerships liabilities are determined by discounting the estimated future payments required based on estimates of future cash flows to be generated by the underlying reserves in the partnerships. The Company has used Level 3 to determine the fair value of development partnership liabilities.

Property, plant and equipment, and exploration and evaluation assets
The fair value less costs of disposal values used to determine the recoverable amounts of property, plant and equipment and exploration and evaluation assets, if it is higher than value in use, are classified as Level 3 fair value measurements as they are not based on observable market data.

(d) Foreign currency

Foreign currency translation includes the translation of foreign currency transactions and the translation of foreign operations.

Foreign currency transactions translations occur when translating transactions and balances in foreign currencies to the applicable functional currency of the Company and its subsidiaries. Gains and losses from foreign exchange transactions are recorded as foreign exchange gains and losses in the statement of income (loss). Foreign currency transactions translation occur as follows:

  Revenues and expenses are translated at the prevailing rates on the date of the transaction.
  Non-monetary assets and liabilities are carried at the rates prevailing on the date of the transaction.
  Monetary assets and liabilities are translated at rates prevailing at the balance sheet date.

Foreign operation translation occurs when translating the financial statements of the Canadian parent Company to the US dollar reporting currency. Gains and losses from foreign operation translations are recorded in the statement of changes in shareholders equity(deficiency). Foreign operation translation occurs as follows,

  Revenue and expenses are translated at the average exchange rate for the period.
  All assets and liabilities are translated at the rates prevailing at the balance sheet date.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

(e) Cash

Cash includes amounts on deposit with banks.

(f) Financial instruments

Classification and Measurement

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on their context within the Company's business model and the characteristics of the contractual cash flows as described below:

Financial Assets	Subsequent Measurement
Cash	Amortized cost
Accounts receivable	Amortized cost
Financial Liabilities	Subsequent Measurement
Accounts payable and accrued	Amortized cost
liabilities
Derivative commodity contracts	Fair value through profit or loss
Development partnership	Fair value through profit or loss
liabilities
Promissory notes	Amortized cost
Lease obligations	Amortized cost
Asset backed preferred	Amortized cost
instrument
Long-term debt	Amortized cost

Debt issuance costs related to borrowings measured at amortized cost are amortized to finance expense over the term of the borrowings using the effective interest method.

Derivative Financial Instruments

The Company has entered into certain financial risk management contracts in order to manage the exposure to market risks from fluctuations in commodity prices and interest rates. The Company has not designated its financial risk management contracts as effective accounting hedges and, therefore, has not applied hedge accounting, even though the Company considers all risk management contracts to be economic hedges. As a result, all financial risk management contracts are classified as fair value through profit or loss and are recorded on the consolidated statement of financial position at fair value. Transaction costs are recognized in the consolidated statement of loss and comprehensive loss as incurred.

Impairment

Impairment of financial assets is based on expected credit losses. The Company's accounts receivable are considered collectible within one year or less; therefore, these financial assets are not considered to have significant financing component and a lifetime expected credit loss ("ECL") is measured as the date of initial recognition.

The Company assesses the lifetime ECL applicable to its accounts receivable at initial recognition and re-assesses the provision at each reporting date. Lifetime ECLs are a probability-weighted estimate of all possible default events over the expected life of a financial asset and are measured as the difference between the present value of the cash flows due to the Company and the cash flows the Company expects to receive. In making an assessment as to whether the Company's financial assets are credit-impaired, the Company considers bad debts that the Company has incurred historically, evidence of a debtor's present financial condition and whether a debtor has breached certain contracts, the probability that a debtor enter bankruptcy or other financial reorganization, changes in economic conditions that correlate to increased levels of default, and the term to maturity of the specified receivable. The carrying amounts of accounts receivable are reduced by the amount of the ECL through an allowance account and losses are recognized as bad debt expense in profit or loss.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

Based on industry experience, the Company considers financial assets to be in default when the receivable is more than 90 days past due. Once the Company has pursued collection activities and it has been determined that the incremental cost of collection pursuits outweigh the benefits of collection, the Company derecognizes the gross carrying amount of the asset and the associated allowance from the consolidated statement of financial position.

(g) Oil and natural gas interests

(i) Recognition and measurement

Exploration and evaluation assets:

Pre-license costs incurred before the Company has attained legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation costs, including the costs of acquiring leases and licenses, technical services and studies, geophysical and geological activities, seismic acquisition, exploration drilling, testing and decommissioning costs are initially capitalized as exploration and evaluation assets. The costs are accumulated in cost centres by exploration area pending determination of technical feasibility and commercial viability. Assets classified as exploration and evaluation are not depleted or depreciated until after these assets are reclassified to property, plant and equipment.

Exploration and evaluation assets are tested separately from property and equipment for impairment and are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When an exploration and evaluation asset is determined not to be technically feasible or commercially viable, or the Company decides not to continue with its activity, the unrecoverable exploration and evaluation costs are charged to profit or loss.

The technical feasibility and commercial viability of extracting resources is considered to be determinable when proved reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to ascertain whether proved reserves have been discovered. Upon determination of proved reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to a separate category within property, plant and equipment referred to as oil and natural gas interests.

Exchanges, swaps and farm-outs that involve only exploration and evaluation assets are accounted for at cost. Any gains or losses from the disposal of exploration and evaluation assets are recognized in profit or loss.

Property, plant and equipment:

All costs directly associated with the development and production of oil and natural gas interests are capitalized on an area-by-area basis as oil and natural gas interests if they extend or enhance the recoverable reserves of the underlying assets. Items of property, plant and equipment, which include oil and natural gas development assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development costs include expenditures for areas where technical feasibility and commercial viability has been determined. These costs include property acquisitions with proved reserves, development drilling, completion, gathering and infrastructure, decommissioning costs and transfers of exploration and evaluation assets. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

Gains and losses on disposal of property, plant and equipment, property swaps and farm-outs, are determined by comparing the proceeds or fair value of the asset received or given up with the carrying amount of property, plant and equipment and are recognized in profit or loss. Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reliably measured. Where the exchange is measured at fair value, a gain or loss is recognized in profit or loss.

(ii) Depletion

The net carrying value of oil and natural gas interests included in property, plant and equipment is depleted using the unit of production method by reference to the ratio of production in the period to the related proved and probable reserves, for wells included in property, plant and equipment taking into account estimated future development costs necessary to bring those reserves into production. Oil and natural gas interests including processing facilities and well equipment are componentized into groups of assets with similar useful lives for the purposes of performing depletion calculations. Relative volumes of reserves and production are converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. Future development costs are estimated taking into account the level of development required to produce the reserves.

(iii) Impairment

The carrying amounts of the Company's property, plant and equipment and exploration and evaluation assets are reviewed at each reporting date to determine whether there is any indication of impairment. These indicators include, but are not limited to, extended decreases in prices or margins for oil and natural gas commodities or products, a significant downward revision in estimated reserves, an upward revision in future development costs, significant decrease in fair values of undeveloped lands in close proximity to lands held by the Company or management's decision to no longer pursue certain evaluation projects. If any such indication exists, then the asset's recoverable amount is estimated.

For the purpose of impairment testing, exploration and evaluation assets and property, plant and equipment are tested separately and are grouped into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets or cash generating units ("CGU"). Geological formation, product type, geography and internal management operations and processes are key factors considered when grouping the Company's oil and natural gas interests into CGUs.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs of disposal. Fair value is determined to be the amount for which the asset could be sold in an arm's-length transaction between knowledgeable and willing parties. Unless indicated otherwise, the recoverable amount used in assessing impairment losses is value in use. The Company estimates fair value less cost of disposal using discounted future net cash flows of proved and probable reserves for wells included in property, plant and equipment based on forecast prices and costs and including future development costs. The cash flows are discounted at an appropriate discount rate which would be applied by a market participant. Value in use is determined by estimating the present value of the future net cash flows to be derived from the continued use of the CGU in its present form. These cash flows are discounted at a rate based on the time value of money and risks specific to the CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss in respect of property, plant and equipment recognized in prior years, is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

(h) Provisions and contingencies

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The obligation is not recorded and is disclosed as a contingent liability if it is not probable that an outflow will be required, if the amount cannot be estimated reliably or if the occurrence of the outflow can only be confirmed by the occurrence of a future event. Provisions are not recognized for future operating losses. Contingent assets are disclosed if a future economic benefit is probable but are only recorded when recovery of the contingent asset is virtually certain.

(i) Decommissioning liabilities

The Company's activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provisions are made for the estimated cost of site restoration and capitalized to exploration and evaluation assets or property, plant and equipment and are depleted over the useful life of the assets.

Decommissioning liabilities are measured at the present value of management's best estimate of the risk adjusted cash flows required to settle the present obligation at the consolidated statement of financial position date. The future cash flow estimates are adjusted to reflect the risks specific to the liability. Subsequent to the initial measurement, the liability is adjusted at the end of each period to reflect the passage of time using a risk-free interest rate and changes in the estimated future cash flows underlying the liability. The increase in the provision due to the passage of time is recognized as a finance cost whereas increases/decreases due to changes in the estimated future cash flows or timing are recognized as changes in the decommissioning liability and related asset. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the liability to the extent the liability was established. Any differences between the recorded liability and the actual costs incurred are recorded as a gain or loss in the consolidated statement of loss and comprehensive loss.

(i) Revenue recognition

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded when control of the product is transferred to the buyer based on the consideration specified in the contracts with customers. This usually occurs when the product is physically transferred at the delivery point agreed upon in the contract and legal title to the product passes to the customer (often at terminals, pipelines, or other transportation methods).

The Company sells its production pursuant to variable-priced contracts. The transaction price for variable-price contracts is based on commodity price, adjusted for quality, location, or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Commodity prices are based on market indices that are determined on a monthly or daily basis.

The Company evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, the Company considers if it obtains control of the product delivered or services provided, which is indicated by the Company having the primary responsibility for the delivery of the product or rendering of the service, having the ability to establish prices or having inventory risk.

If the Company acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net-basis, only reflecting the fee, if any, realized by the Company from the transaction.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

(j) Expenses

The costs associated with delivery, including the operating and maintenance costs, royalties and transportation are recognized in the same period in which the related revenue is earned and recorded.

(k) Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income/(loss).

The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

a) Current tax

Current tax comprised the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any, and is measured using tax rates enacted or substantively enacted at the reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

b) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, on the initial recognition of goodwill or on temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probably that they will not reverse in the foreseeable future.

Temporary differences in relation to a right-of-use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit swill be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

(l) Finance income and expenses

Finance income, consisting of interest income, is recognized as it accrues in profit or loss using the effective interest method and/or when the Company's right to receive payments is established.

Finance expense is comprised of interest expense on borrowings, financing fees, accretion of promissory note discounts, debt issuance costs, lease liabilities, fair value changes in development partnerships, and accretion of the discount on decommissioning liabilities, and is recognized in the period in which it occurred.

(m) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the income/(loss) by the weighted average number of shares outstanding during the period. Diluted earnings per share amounts are calculated by giving effect to the potential dilution that would occur if contracts to issue shares were exercised, fully vested, or converted to shares. The treasury stock method is used to determine the dilutive effect of dilutive instruments, where it is assumed that the proceeds received from the exercise price of in-the-money dilutive instruments are used to repurchase shares. The weighted average number of shares is determined on an as converted basis, where all MVS and PVS are treated as SVS, in addition, Origination Member Units are included as outstanding prior to the BCA (Note 2) based on the equivalent SVS.

(n) Leases

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: the contract involves the use of an identified asset; the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and, the Company has the right to direct the use of the asset.

The company has elected not to recognize right of use assets and lease liabilities for short term leases that have a term of 12 months or less and leases of low value assets. Leases to explore for or use crude oil, natural gas, minerals and similar non-regenerative resources are also exempt from the standard. The Company treats lease payments for the these types of leases as an expense when incurred, over the lease term, except for lease payments related to non producing properties which are capitalized.

The Company recognizes a right of use asset and a lease liability at the commencement date of the lease contract, which is the date that the lease asset is available to the Company. The lease asset is initially measured at cost. The cost of a lease asset includes the amount of the initial measurement of the lease liability, lease payments made at or before to the commencement date less any incentives received, initial direct costs and estimates of the decommissioning liability, if any. Subsequent to initial recognition, the lease asset is depreciated using the straight- line method over the earlier of the end of the useful life of the lease asset or the lease term. A lease obligation is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date discounted using the rate implicit in the lease or the Company's incremental borrowing rate if the implicit rate is not readily available. Lease payments that are present valued include fixed payments, less any lease incentives receivable, variable lease payments that are based on index or rate, amounts expected to be payable under residual value guarantees, the exercise price of a purchase option that is reasonably certain of exercise and payment of penalties for terminating a lease if the lease term reflects exercising that option. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation. Optional renewal periods, or periods which are cancellable by the Company, are included in the lease payments if the Company is reasonably certain to exercise the renewal option or not cancel the lease. The lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in the Company's assessment of the expected lease term or is there is a lease modification.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

(o) Share based payments

The Company measures share based payments to non-employees at the fair value of goods or services received at the date of receipt of the goods or services. If the fair value of the goods and services cannot be reliably measured, the value of the share based payment will be used, measured using the Black-Scholes option pricing model or intrinsic value method.

(p) Development partnership liabilities

The Company has issued certain units in a development partnership that gives holders of these units certain rights as further described in (Note 7). These units give the holders the right to receive certain variable cash flows based on the cash flows generated by the assets of the partnership. These units also give the holder the right to put the units back to the partnership at a variable price based on the value of the assets of the partnership at certain future dates. This put right qualifies as a derivative financial liability. These partnership units have been designated by the Company to be measured at fair value through profit or loss using Level 3 fair value measurements.

(q) Non-controlling interest

Non-controlling interests ("NCI") represent ownership interest in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the interim Consolidated Statements of Financial Position, and the share of income/(loss) attributable to NCI is shown as a component of net income/(loss) in the consolidated statements of operations and in the consolidated statement of comprehensive loss. Changes to the parent company's ownership that do not result in a loss of control are accounted as equity transactions.

NCI in a subsidiary is recognized at either fair value or at the non-controlling interest's proportionate share of the subsidiary net assets, determined on an acquisition-by-acquisition basis.

(r) Shares and origination member units

Proceeds from the issuance of shares and Origination Member Units are classified as equity. Incremental costs directly attributable to the issuance of shares or Origination Member Units are recognized as a deduction from equity.

Upon redemption of shares or Origination Member Units by the Company the excess (deficiency) of consideration paid to redeem shares or Origination Member Units over the weighted average carrying amount of member units at the time of redemption, is recorded as a charge (credit) to members' equity with no gain or loss recorded.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

5. Exploration and evaluation ("E&E") assets

	December 31, 2021	December 31, 2020
Balance, beginning of the year	$1,243,615	$7,549,852
Additions	20,243,702	318,982
Acquisition for members units (note 13)	3,499,995	-
Transfers (note 6)	-	(426,021)
Impairment	-	(6,199,198)
Balance, end of the year	$24,987,312	$1,243,615

E&E assets consist of undeveloped lands, unevaluated seismic data and unevaluated drilling and completion costs and associated decommissioning costs on the Company's exploration projects which are pending the determination of proved reserves. Transfers are made to property, plant and equipment ("PP&E") as proved reserves are determined and technical feasibility and commercial viability is established. E&E assets are expensed due to uneconomic drilling and completion activities and lease expiries.

Additions during the year ended December 31, 2021 and year ended December 31, 2020, mainly relate to undeveloped lands and drilling costs on wells without assigned proved reserves prior to their transfer to property, plant and equipment.

The Company reviews many factors when determining if an impairment test should be performed. At December 31, 2021 and at December 31, 2020, the Company conducted an assessment of impairment indicators for the Company's exploration and evaluation assets and noted no impairment indicators were present other than lands that had expired lease terms or near expiry.

For the year ended December 31, 2021, the Company had no impairments. For the year ended December 31, 2020, the Company recorded an impairment of $6,199,198 of E&E assets previously capitalized as exploration and evaluation assets as the lease term of undeveloped lands expired or were near expiry. These amounts have been included in impairment loss on exploration and evaluation assets in the consolidated statement of loss and comprehensive loss.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

6. Property, plant and equipment

Cost	December 31, 2021	December 31, 2020
Balance, beginning of period	$56,955,325	$25,478,575
Additions	52,187,091	11,687,526
Acquisitions	-	33,001,822
Transfers from E&E assets (Note 5)	-	426,021
Decommissioning obligations (Note 11)	1,062,710	685,000
Disposal	-	(14,323,619)
Balance, end of period	$110,205,126	$56,955,325

Accumulated depletion and impairment	December 30, 2021	December 31, 2020
Balance, beginning of period	$(1,292,996)	$(17,974,432)
Reversal of impairment	-	4,730,000
Disposal	-	12,982,436
Depletion	(16,642,000)	(1,031,000)
Balance, end of period	$(17,934,996)	$(1,292,996)

Carrying amount	$92,270,130	$55,662,329

Depletion

The depletion calculation for the year ended December 31, 2021, includes estimated future development costs of $324,295,000 (year ended December 31, 2020 - $36,679,400) associated with the development of the Company's proved plus probable reserves included in property, plant and equipment.

Acquisition of working interests

On December 22, 2020, the Company acquired the working interest in a series of wells from a third party who held a working interest in a number of the Company's existing wells as well as settled accounts payable owing to the third party. The Company paid $45,700,000 in cash and issued a promissory note in the amount of $1,800,000 (Note 10) to repay joint interest payables owed to the vendor of $14,498,178 and acquire PP&E in the amount of $33,001,822.

Disposals

During the year ended December 31, 2020, the Company settled affiliate loans in the amount of $4,629,324 plus accrued interest of $730,500 through the assignment of one well to the affiliate and the assignment of $500,000 of accounts payable to affiliate. The well had a carrying value of $1,340,264 and associated decommissioning liabilities of $74,000. The difference between the carrying value of the well and the affiliate loan was recorded as affiliate contributions to capital reserves in the consolidated statement of shareholder's equity.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

Impairment

The Company assesses many factors when determining if an impairment test should be performed. For the year ended December 31, 2021, the Company assessed impairment indicators for the Company's CGU and noted no indicators of impairment were present.

For the year ended December 31, 2020, the Company conducted an assessment of impairment indicators for the Company's CGU. In performing the review, management determined that the continued volatility of commodity pricing and the impact this has on the economic performance of the Company's CGU justified determination of the recoverable amounts of all CGU. The recoverable amounts were estimated at the value in use on the net present value of the before tax future net cash flows from oil and natural gas proved and probable reserves using forecasted prices and costs estimated by external and Company engineers. The future net cash flows were discounted at a rate of 15%.

There was no impairment loss required for any of the Company's CGUs for the year ended December 31, 2020.

In the year ended December 31, 2020, due to increased reserves being assigned to the Company's Austin Chalk CGU, the Company identified indicators of a possible reversal of previously recorded impairment losses. The Company calculated the value in use of the CGU to allow for the reversal of the impairment loss recorded in 2019 (net of depletion that would have been recorded) of $4,730,000.

Key assumptions used in the determination of the recoverable amounts of each CGU includes commodity prices and discount rates applied to cash flows from proved and probable reserves. A 1% increase in the assumed discount rate over the life of the reserves independently would not have resulted in any further impairment loss or impairment loss reversal for the year ended December 31, 2020.

The Company utilized the following benchmark prices to determine the forecast prices in the value in use calculations:

	As at December 31,		As at December 31,
	2021	2021	2020	2020
	WTI Crude Prices	Henry Hub Prices	WTI Crude Prices	Henry Hub Prices
	Oil, $/bbl	Gas, $/Mmbtu	Oil, $/bbl	Gas, $/Mmbtu
2021	-	-	47.17	2.83
2022	72.83	3.85	50.17	2.87
2023	68.78	3.44	53.17	2.90
2024	66.76	3.17	54.97	2.96
2025	68.09	3.24	56.07	3.02
2026	69.45	3.30	57.19	3.08
2027	70.84	3.37	58.34	3.14
2028	72.26	3.44	59.50	3.20
2029	73.70	3.50	60.69	3.26
2030	75.18	3.58	61.91	3.33
2031	76.68	3.65	63.15	3.39
2032	78.21	3.72	-	-

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

7. Development partnership liabilities

The Company, through its wholly owned subsidiary Origination, sponsors and manages development programs to participate in its drilling initiatives and accelerate its growth. Most of Origination's drilling programs are limited partnerships structured to minimize drilling risks on repeatable prospects and optimize tax advantages for private investors. At the commencement of operations, Origination assigns drilling rights for specified wells to an operating partnership.

i) Development partnership 1

During the first quarter of 2021, the Company formed Development Partnership 1 ("DP1") with 13 external limited partners and Origination as a limited partner and the general partner. The intention of the DP1 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $13,140,240 from external limited partners of which $1,366,709 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $3,243,728 in Flat Payout units and $9,896,512 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP1 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP1 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP1 (along with Flat Payout Units). The Company will receive 25% of the income of the DP1 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout. During the year ended December 31, 2021, the Company distributed $1,853,127 to external partners.

After payout, the external limited partners will also have a put right to effectively put their DP1 units (with ongoing rights to 20% and 6% of the income generated by the DP1) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

The Company, through the structure of the DP1, will maintain control of the DP1 and will continue to consolidate 100% of the operations of the DP1.

For the year ended December 31, 2021, an increase in the liability of $4,001,481, respectively, was recorded related to the change in fair value of the liability with a corresponding increase in finance expenses (Note 19).

On October 7, 2021, the Company repaid and paid out the reversion of DP1. As part of the completion of the DP1 program, Alpine has retired liabilities of $15,288,594.

One of the DP1 partners exercised the put right provided to such partners by DP1 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP1 for 339,372 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$3.515 per unit, or a total of $1,192,893 (Note 13)).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

ii) Development partnership 2

During the third quarter of 2021, the Company formed Development Partnership 2 ("DP2") with 25 external limited partners and Origination as a limited partner and the general partner. The intention of the DP2 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $20,815,329 from external limited partners of which $1,724,967 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $7,390,362 in Flat Payout units and $13,424,967 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP2 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP2 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP2 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP2 (along with Flat Payout Units). The Company will receive 25% of the income of the DP2 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout. During the year ended December 31, 2021, the Company distributed $4,535,743 to external partners.

After payout, the external limited partners will also have a put right to effectively put their DP2 units (with ongoing rights to 20% and 6% of the income generated by the DP2) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

The Company, through the structure of the DP2, will maintain control of the DP2 and will continue to consolidate 100% of the operations of the DP2.

The Company has categorized the development partnership liability as current based on the anticipated timing of repayments. For the year ended December 31, 2021, an increase in the liability of $7,232,232 was recorded related to the change in fair value of the liability with a corresponding increase in finance expenses (Note 19).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%. Refer to Note 26 for discussing regarding the closing of DP2 subsequent to year end.

iii) Development partnership 3

During the fourth quarter of 2021, the Company formed Development Partnership 3 ("DP3") with 23 external limited partners and Origination as a limited partner and the general partner. The intention of the DP3 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $21,182,826 from external limited partners of which $4,132,672 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $10,413,322 in Flat Payout units and $10,769,504 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP3 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP3 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP3 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP3 (along with Flat Payout Units). The Company will receive 25% of the income of the DP3 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

After payout, the external limited partners will also have a put right to effectively put their DP3 units (with ongoing rights to 20% and 6% of the income generated by the DP3) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP3.

The Company, through the structure of the DP3, will maintain control of the DP3 and will continue to consolidate 100% of the operations of the DP3.

The Company has categorized the development partnership liability as current based on the anticipated timing of repayments. For the year ended December 31, 2021, there was no increase in the liability related to the change in fair value of the liability as no associated drilling or reserve results were completed.

The Company, through the structure of the DP3, will maintain control of DP3 and will continue to consolidate 100% of the operations of the DP3.

8. Long-term debt

On December 22, 2020, the Company entered into a credit facility with Goldman Sachs (the "Goldman Facility"). All borrowings under the facility are secured by the Company's oil and gas producing wells as well as all assets of the Company's three subsidiaries. The Goldman Facility carries an interest rate of LIBOR+6% (with a 1% LIBOR floor) and a maturity date of December 22, 2031. Interest payments are required quarterly. As at December 31, 2021, the Company had $25,237,408 (December 31, 2020 - $43,328,396) drawn under the facility. The Company's subsidiaries including AIP Holdco, LP, AIP Borrower LP have certain financial covenants under the Goldman Facility, including;

(i) Maintain a ratio of total net debt to adjusted EBITDAX of no more than 3.5 to 1.0, whereby net debt is effectively defined as all indebtedness of the Company less certain cash balances held in control accounts in which the lender holds a security interest, and adjusted EBITDAX is effectively defined as income before interest, taxes, depletion, amortization, extraordinary gains and losses and other non-cash items annualized.

(ii) Maintain an unrestricted cash balance and minimum interest reserve of no less than $1.8 million.

(iii) Maintain a Measured Assets to Total Net Debt Ratio of at least 1.50 to 1.0, whereby Measured Assets is effectively defined as the present value of the Company's a) proved reserves, b) forward commodity contracts, c) abandonment liabilities related to proved producing reserves and d) other fixed costs associated with the proved producing reserves all discounted at 10% and Total Net Debt is defined as outlined in part i) to this note.

Under the terms of the lending agreement, The Company is also required to;

i) As at the initial borrowing date, enter into certain forward commodity swap contracts included in Note 24 (c)(i) which it has done.

ii) Within 90 days of the initial borrowing date, enter into an interest rate swap contract to effectively fix the interest rate of at least 70% of the principal outstanding on the loan, at any given time for the term of the loan. The Company entered into these swaps during the year ended December 31, 2021 (Note 24 (c)(ii)).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

iii) No later than December 31, 2021, establish an interest reserve account that will hold a cash balance sufficient to cover nine months of scheduled interest payments which has been done as at December 31, 2021.

Repayments of principal required under the lending facility are as follows;

2022	7,722,206
2023	4,564,814
2024	3,347,998
2025	2,892,873
Thereafter	6,709,518
$25,237,409

In addition to the required principal repayments outlined above, the Company's subsidiaries including AIP Holdco, LP, AIP Borrower LP could also be required to make additional payments of:

i) If the ratio of adjusted EBITDAX to scheduled loan principal and interest payments for the period is less than 1.50 to 1.00, the Company must make an additional principal prepayment equal to Net Income/(Loss) adjusted for all non cash charges, plus/(minus) working capital not including the current portion of debt under this facility and other adjustments required under the terms of the agreement.

ii) If the Company fails to meet its ratio (as defined above) of Measured Assets to total net debt of 1.50 to 1.00, the Company must make an additional principal prepayment sufficient to meet the 1.50:1.00 ratio.

At December 31, 2021, the Company was not subject to any other additional principal prepayments.

Details of the loan balances are as follows;

December 31, 2021	Current	Long-term	Total
Drawn balance	$7,722,206	$17,515,203	$25,237,409
Borrowing costs	(662,372)	(1,375,896)	(2,038,268)
Total	$7,059,834	$16,139,307	$23,199,141

December 31, 2020	Current	Long-term	Total
Drawn balance	$18,090,987	$25,237,409	$43,328,396
Borrowing costs	(1,042,478)	(2,023,448)	(3,065,926)
Total	$17,048,509	$23,213,961	$40,262,470

During the year ended December 31, 2021 the Company recorded amortization of borrowing costs of $1,058,759 (Note 19).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

9. Corporate credit facility

In October, 2021, the Company's operating subsidiary Origination closed on a corporate credit facility. The facility has a maximum of $12.5 million, subject to quarterly borrowing base determinations by the lender. The borrowing base at December 31, 2021 was $6,579,750. The loan charges interest at prime +2.25% and has a one-year maturity. A subset of certain Company working interests in producing assets have been secured in connection with the facility. As at December 31, 2021 the Company had $2,200,000 drawn on the facility. Refer to Note 26 for changes to the corporate credit facility subsequent to December 31, 2021.

10. Promissory and convertible promissory notes

A continuity of the Company's promissory notes is included below:

December 31, 2020	$5,425,000
Issued for cash (note 10 (i))	1,075,000
Converted to Origination Member Units (note 10 (ii))	(4,475,000)
Repayment of notes (note 10 (iii))	(2,025,000)
Issued for cash (note 10 (iv))	2,300,000
Converted to Origination Member Units (note 10 (iv))	(2,300,000)
December 31, 2021	$-

i) During the year ended December 31, 2021, Origination issued $1,075,000 in promissory notes for cash of which $75,000 were to an officer of the Company.

ii) During the year ended December 31, 2021, Origination issued 353,870 Origination Member Units in exchange for $3,475,000 in promissory notes (Note 13) (2020 - Nil) of which $600,000 were held by an officer of the Company. In addition, Origination exchanged $1,000,000 of promissory notes in connection with the asset backed preferred instrument (Note 12).

iii) During the year ended December 31, 2021, Origination repaid $1,605,000 of promissory notes with cash and also offset $270,000 of promissory notes with agreed upon overhead expenses paid by the Company that was outstanding at December 31, 2020, which has been shown as a reduction of general and administrative expenses.

iv) During the year ended December 31, 2020, the Company issued discounted promissory notes including the $1,800,000 issued on the acquisition of working interests (note 6) totalling a face value of $5,425,000 for proceeds of $5,352,500. The promissory notes have maturity dates throughout 2021 and interest rates between 15% and 17% and are unsecured. Of the amounts, $1,600,000 face value were issued to parties related by virtue of significant equity holdings in the Company and/or officers and directors of the Company under the same terms as comparable notes issued to third parties. During the year ended December 31, 2020 $229,227 was recorded to finance expenses related to interest on the outstanding promissory notes, including the amortization of the $72,500 discount, of which $97,245 and $32,000 was with regards to related party holders.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

v) In June 2021, Origination issued a series of unsecured, non-interest bearing convertible promissory notes to individuals in aggregate principal amount of US$2.3 million with a maturity date of sixty days from the date of issuance. Per the terms of these convertible promissory notes, they are convertible into units of Origination at a conversion rate of $9.82/unit at the option of the noteholder or the Company. On July 2, 2021, Origination exercised its option to convert all the existing convertible notes into 234,216 Origination Member Units effective as of July 7, 2021 (Note 13).

At December 31, 2021, the Company has no outstanding notes or promissory notes payable.

11. Decommissioning liabilities

	December 31, 2021	December 31, 2020
Balance, beginning of the year	$864,000	$247,000
Liabilities incurred and acquired	1,081,218	685,000
Disposals	-	(74,000)
Liabilities settled	(29,913)
Accretion (note 18)	19,589	6,000
Change in estimates	11,412	-
Balance, end of the year	$1,946,306	$864,000

The total future decommissioning obligations were estimated based on the Company's net ownership interest in petroleum and natural gas assets including well sites and gathering systems, the estimated costs to abandon and reclaim the petroleum and natural gas assets and the estimated timing of the costs to be incurred in future periods. As at December 31, 2021, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning obligations to be approximately $1,326,500 (December 31, 2020 $1,297,000) which will be incurred between 2025 and 2053. As at December 31, 2021, an average risk-free rate of 1.92% (December 31, 2020 - 1.65%) and an inflation rate of 4.5% (December 31, 2020 - 1.6%) were used to calculate the decommissioning obligations.

The risk-free rate used in the calculation of the net present value has a significant impact on the carrying value of decommissioning liabilities. A 1% increase in the risk-free rate at December 31, 2021 would decrease the decommissioning liability by approximately $70,000.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

12. Asset Backed Preferred Instrument

On March 5, 2021, Origination executed a Origination Member Units buy back structure, in which a member exchanged 100% of their holdings (3,992,629 Origination Member Units representing approximately 23.4% of the outstanding Origination Member Units at the time) along with a $1,000,000 promissory note (Note 10) for a preferred instrument (23,500,000 LP units) in a newly created limited partnership controlled by the Company ("the LP Units"). Origination was required to redeem 6,670,000 LP Units on or before May 1, 2021 at $0.71 per LP Unit, or before June 1, 2021 at $0.8809 per LP Unit, or before September 1, 2021 at $1.00 per LP Unit or would be considered in default. The remaining 16,830,000 LP Units must be redeemed at $1.00 per LP Unit no later than March 5, 2024. If the remaining 16,830,000 LP Units are not redeemed by this date, the redemption price increases to $1.35 per LP Unit and the Company is considered to be in default. While outstanding, all LP Units earn a fixed rate of return of 12% per annum, which increases to 17% in any event of default. The 6,670,000 LP units were redeemed at $0.71 per LP unit in the second quarter of 2021 for a total amount of $4,735,700.

As a result of the transaction, the Company recorded a reduction to Origination Member Units of $8,680,786 (weighted average issue price to date of $2.17/unit) a reduction in promissory note liability of $1,000,000, a liability at an initial fair value of $21,565,700 and a reduction to accumulated deficit of $11,884,914. The fair value of the liability was determined by discounting the expected cash flows related to the instrument at a market-based rate of 12% per annum.

For the year ended December 31, 2021, the Company recorded finance expense related to the outstanding instrument in the amount of $1,857,351, respectively.

The Company has presented the entire liability as short-term based on management estimates of cash flows available to redeem the LP units in the coming twelve months.

13. Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of Subordinate Voting, Multiple Voting and Proportionate Voting Shares. Subject to certain restriction set out in the Company's articles, each SVS is entitled to one vote per share, each MVS is convertible, at the option of the holder, into 100 SVS and entitles the holder to 100 votes per share and each PVS is convertible into 1 SVS and entitles the holder to 1,000 votes per share. Each PVS will automatically convert to one SVS upon the holders equity interest in Origination reducing to less than 75% of the interest held on the date of the closing of the BCA.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

Issued

		Origination Member Units	SVS	MVS	PVS	Amount
Balance at December 31, 2020 and 2019	Note	17,083,501	-	-	-	$37,097,376
Issuance of member units for cash	13	819,215	-	-	-	8,044,700
Issuance of member units exchanged for promissory notes	13	353,870	-	-	-	3,475,000
Issuance of member units for exploration and evaluation assets	13	356,415	-	-	-	3,499,995
Issuance of member units to contractors	13	923,954	-	-	-	9,073,228
Redemption of member units	12	(3,992,629)	-	-	-	(8,680,786)
Issuance of member units exchanged for promissory notes	13	234,216	-	-	-	2,300,000
Origination Unit split 1:3	2	31,557,084	-	-	-	-
Allocation of opening non-controlling interest	14	(16,168,422)	-	-	-	(18,721,276)
Shares issued for cash, net of issuance costs of $247,218	2	-	161,976.000	17,057.000	-	5,499,832
Exchange of units for SVS and MVS	2	(31,167,204)	1,427,421.000	297,397.830	-	-
Proportiante Voting Shares issued for cash	2	-	-	-	15,947.292	128,213
Shares issued on reverse takeover	2	-	534,384.000	-	-	1,697,865
MVS converted to SVS		-	30,411,950.000	(304,119.500)
Balance at December 31, 2021		-	32,535,731.000	10,335.330	15,947.292	$43,414,147

During the year ended December 31, 2020, there were no issuances of Origination Member Units.

During the year ended December 31, 2021, the Company issued 819,215 Origination Member Units for aggregate cash of $8,044,700 ($9.82/unit). In addition, the Company issued 353,870 Origination Member Units in exchange for the retirement of $3,475,000 in promissory notes ($9.82/Unit).

The Company entered into an agreement, with a third party, to acquire 16,201 net acres in the Eagle Ford formation, located in the Austin, Fayette, Lee and Washington counties of Texas. In exchange for the acreage, the Company issued 203,666 Origination Member Units valued at $2,000,000 ($9.82/Unit).

In addition, the Company issued 152,749 Origination Member Units, valued at $1,499,995 ($9.82/Unit) in exchange for approximately 630 net mineral acreage in Washington county, Texas.

In May of 2021, the Company issued 923,954 Origination Member Units to officers and consultants of the Company for services at an estimated value of $9.82 per Origination Member Unit for total consideration of $9,073,228 in connection with the listing application.

On July 2, 2021, the Company exercised its option to convert all the existing convertible promissory notes ($2,300,000) into 234,216 units ($9.82/unit) of the Company effective as of July 7, 2021.

During the year ended December 31, 2021, 304,119.500 MVS shares were converted into 30,4011,950 SVS.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

Loss per share:

	Year ended December 31, 2021			Year ended December 31, 2020
	Net Loss	Shares	Loss per Share	Net Loss	Shares	Loss per Share
Income/(loss) - basic	$(29,671,345)	42,596,264	$(0.70)	$(7,530,178)	17,083,501	$(0.44)
Diliutive effect of outstanding awards	-	-	-	-	-	-
Loss - diluted	$(29,671,345)	42,596,264	$(0.70)	$(7,530,178)	17,083,501	$(0.44)

The Company had share purchase options ("Options"), restricted share units ("RSUs") and deferred share units ("DSUs") outstanding for the year ended December 31, 2021 (2020 - none outstanding) (Note 14). The effect of the conversion or exercise of convertible promissory notes and NCI interest in would be anti-dilutive (15,470 dilutive shares) and therefore have not been included in the calculation of diluted loss per share. The Company used an average market price of $3.32 per share to calculate the dilutive effect of stock options, RSUs and DSUs outstanding.

Weighted average shares are based on an as converted basis for MVS and PVS into SVS as all classes of shares are ordinary shares for purposes of these calculations. Ordinary shares outstanding have also been adjusted to reflect the reverse takeover and three for one equity split (Note 2).

14. Non-Controlling Interest

In connection with the BCA (Note 2), certain Origination equity holders elected not to convert their equity holdings in Origination into SVS/MVS of the Company. The non-converting equity holders amount to a 32.5% economic interest in Origination.

On closing the BCA, Origination's consolidated book value of net liabilities was $32,968,557, which results in an opening NCI balance of $10,714,781. This NCI balance along with the weighted average stated capital of the equity interests surrendered by the NCI holder of $18,721,276, for a total of $29,436,057, has been credited to capital reserve.

For the 23 days of September, 2021 following the closing of the BCA, $3,355,382 was recorded to decrease net loss on the interim consolidated statement of operations and comprehensive loss, with an offset to NCI, representing NCI share of net loss for the 23 day period.

In October, 2021, one of the DP1 partners exercised the put right provided to such partners by DP1 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP1 for 339,372 Class B non- voting units of Origination (Note 7. i.). As a result of the unit issuance the NCI economic interest increased to 32.954%. As a result a credit to NCI, for the fair value of DP1 liabilities settled has been recorded.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

For the fourth quarter of 2021, $6,136,766 was recorded to reduce net loss on the consolidated statement of operations and comprehensive loss, with an offset to NCI, representing NCI share for the three month period.

15. Capital Reserve

a) During the year ended December 31, 2020, the Company disposed of certain wells to a company related by virtue of a common shareholder, officer and director, in exchange for the extinguishment of an affiliate loan.

Due to the relationship between the Company and the related party, differences between the carrying amount of assets disposed of and the loan balance extinguished has been recorded as affiliate contributions to the capital reserves account in members' equity. For the year ended December 31, 2020, $4,592,641 was recorded to the capital reserve account.

b) During the year ended December 31, 2021, an additional $29,436,057 has been added to capital reserve related to certain Origination equity holders electing to not convert their equity interests into SVS/MVS of the Company as further described in note 14.

16. Stock based compensation

During the year ended December 31, 2021, the Company recorded 13,635,602 in stock based compensation relating to the various incentive plans (discussed below) and Origination Member Units (Note 13) (December 31, 2020 - $Nil).

a. Share purchase options

During 2021, the Company's shareholders approved the share purchase option plan. The Company's Options outstanding are as follows:

	Stock options outstanding	Weighted average exercise price
December 31, 2020	-	$-
Granted	2,834,288	$3.56
Forfeited	-	-
Expired	-	-
December 31, 2021	2,834,288	$3.56

As at December 31, 2021 Exercise Price ($/share)	# of Stock options outstanding	Weighted average contractual life remaining (years)	Number of options exercisable
$3.56	2,834,288	9.9521	1,288,828
	2,834,288	9.9521	1,288,828

For the year ended December 31, 2021, the fair value of each option granted by the Company were estimated on the grant date using the Black-Scholes options pricing model and expensed over the vesting period of the Options (December 31, 2020 - no Options granted).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)
	Year ended December 31,	Year ended December 31,
	2021	2020
Fair value of options granted	$2.21
Risk-free interest rate	1.27%	-
Average forfeiture rate	0.00%	-
Expected life (years)	5.72	-
Expected share price volatility	71.62%	-
Expected dividend yield	0.00%	-

The Company issued 2,834,288 Options during the year ended December 31, 2021 (2020 - Nil). For the year ended December 31, 2021, $2,858,702 was recorded to stock based compensation (2020 - $Nil).

b. Restricted Share Units

During 2021, the Company's shareholders approved the restricted share units plan. The Company's RSUs outstanding are as follows:

Equity settled RSU
December 31, 2020	-
Granted	1,030,221
Forfeited	-
Expired	-
December 31, 2021	1,030,221

The Company's RSU grants are valued using the intrinsic value method, utilizing the closing share price on the day before the grant and are expensed over the vesting period for each grant. For the year ended December 31, 2021, all RSUs were granted at $3.56/share and a corresponding expense of $2,543,846 was recorded to stock based compensation.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

17. Key management compensation

The remuneration of the key management personnel of the Company which includes all executive officers is set out below in aggregate:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Salaries and bonuses	$4,343,080	$-
Share based compensation (note 13)	13,635,602	-
Balance, end of period	$17,978,682	$-

Total personnel expenses for all employees and officers including share based compensation was $19,388,407 of which $4,909,631 is included in general and administrative expenses and $14,478,776 is included in stock based compensation (Note 13 and 16).

18. Revenue from petroleum and natural gas sales

The amount of each significant category of revenue recognized for the years ended December 31, 2021 and 2020 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Crude oil	$70,355,730	$3,895,275
Natural gas	14,227,670	315,374
Natural gas liquids	13,334,390	225,430
	$97,917,790	$4,436,079

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

19. Finance expenses

The amount of each significant category of finance expense recognized for the years ended December 31, 2021 and

2020 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Accretion of decommissioning liabilties (note 11)	$19,589	$6,000
Interest on asset back preferred liability (note 12)	1,857,351	-
Fair value change in development partnership liabilities (note 7)	11,233,713	-
Interest on affiliate loan	-	63,185
Amortization of debt issuance costs (note 9)	1,058,759	-
Interest on promissory notes (note 10)	300,685	229,277
Accretion on lease liability	9,186	-
Interest Income	-	(7,601)
Interest on long-term debt (note 9)	2,554,168	75,825
	$17,033,451	$366,686

20. Taxes

Prior to the RTO, Origination was not subject to U.S. income taxes, because, as a limited liability company classified as a partnership for U.S. federal income tax purposes, it was treated as a pass-through entity for income tax purposes, and the members of Origination were subject to income tax with respect to each such members' allocable share of Origination's taxable income. As a result, the Consolidated Statements of Financial Position and the Consolidated Statements of Loss and Comprehensive Loss do not include items related to income taxes for the period before the RTO. Subsequent to the RTO, while Origination remains classified as a partnership for U.S. federal income tax purposes, the Company is taxed as a United States corporation and is subject to U.S. federal income tax on its allocable share of pass-through taxable income from Origination, any tax balances related to the Company, together with those of the acquired entity, are therefore part of these consolidated financial statements. Any income attributable to Origination's members outside the Company is not reflected in the Company's Consolidated Statement of Financial Position and the Consolidated Statement of Loss and Comprehensive Loss.

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Current tax expenses	$-	$-
Deferred tax expense	2,832,215	-
	$2,832,215	$-

Origination recognized the following amounts of tax expense in the income statement:

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

Deferred tax assets and liabilities

The deferred tax liabilities consist of temporary differences between the carrying values for accounting versus tax values, as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Net operating losses	$4,437,822	$-
Investment HB2 Member Units	(7,270,037)	-
Deferred tax liabilities	$(2,832,215)	$-

Deferred tax assets are recognized only to the extent that it is probable that the assets can be recovered. As at December 31, 2021, the Company has non-capital loss carry forwards in Canada of $1.9 million which expire between 2029 and 2040 and which were acquired mainly as part of the BCA, for which no deferred tax asset is recognized. Non-capital losses in the United States, which have no expiration period but are subject to certain limitations on taxable income, have been recognized.

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Net income/(loss) and comprehensive loss for the period	$(36,331,278)	$(7,530,178)
Statutory rate	21%	21%
Tax using statutory rate	(7,629,568)	(1,581,337)
Income tax attributed to Non-controlling interest
Pre BCA date	9,622,919	1,581,337
Non controlling interest	(1,993,351)	-
Change in tax status	2,832,215	-
Tax recovery recognized in net income/(loss) for the period	2,832,215	-

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

21. General and administrative expense

The amount of each significant category of general and administrative expenses recognized for the years ended December 31, 2021 and 2020 is as follows:

	Year ended	Year ended
	December 30, 2021	December 30, 2020
Employee salaries and benefits	6,483,720	-
Contractors and consultants	397,282	-
Travel and accommodation	174,769	-
Professional, legal and advisory	4,779,141	1,545,472
Listing Expense and formation costs	1,322,761	-
Software	270,476	-
Office and administration	326,416	77,398
G&A Recovery	(416,666)	-
	13,337,899	1,622,870

22. Supplemental cashflow information

a. Change in non-cash working capital

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Change in non-cash working capital:
Accounts receivable	$(12,675,672)	$(1,520,321)
Prepaid assets	(510,063)	(25,411)
Accounts payable and accrued liabilities	35,738,561	(5,012,319)

Change in non-cash working capital operating activities	$22,552,826	$(6,558,051)

	Year ended	Year ended
Changes in non-cash working capital related to	December 31,	December 31,
	2021	2020
Operating activities	$6,800,511	$192,094
Investing activities	15,752,315	(9,631,691)
Financing activties	-	2,881,546
	$22,552,826	$(6,558,051)

Cash interest paid	$2,278,570	$156,778
Taxes paid	$-	$-

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

b. Non-cash transactions

During the period ended December 31, 2021, the Company issued 356,415 Origination Member Units in exchange for $3,499,995 of exploration and evaluation assets ($9.82/unit) (Note 13).

During the period ended December 31, 2021, the Company issued 353,870 Origination Member Units in exchange for the retirement of promissory notes (Note 13)

During the period ended December 31, 2021, the Company redeemed 3,992,629 Origination Member Units and converted a $1,000,000 promissory note in exchange for an asset backed preferred instrument valued at $21,565,700 (Note 12 and 13).

On July 2, 2021, the Company exercised its option to convert all the existing convertible promissory notes ($2,300,000) into 234,216 units ($9.82/unit) of the Company effective as of July 7, 2021 (Note 10 and 13).

During the year ended December 31, 2020, the Company settled affiliate loans in the amount of $4,629,324 along with interest payable of $730,500 through the assignment of certain property, plant and equipment with a carrying amount of $1,360,264 related decommissioning liabilities of $74,000 and accounts payable of $500,000.

23. Related party transactions and balances not disclosed elsewhere in the financial statements

Management services agreement

On December 22, 2020, the Company entered into a Management Services Agreement (the "MSA") with a company related by virtue of common equity holders, directors and officers. Under this MSA, the related Company provided management, finance, operations and administrative services. The MSA had an initial period of 11 years with a 90 day cancellation notice. The Company was obligated to pay for these services on a quarterly basis amounting to the lesser of; i) $2.00 per produced barrel of oil equivalent (converting natural gas to BOE equivalent of 6:1), and ii) 0.375% of measured assets as defined in the credit agreement. During the year ended December 31, 2021, the Company incurred and paid fees of $287,126 and is included in general and administrative expenses.

In the second quarter of 2021, the MSA was effectively terminated by assigning the MSA to one of the Company's subsidiaries, thereby eliminating the requirement to pay any fees going forward as outlined above. In the second quarter of 2021, the Company entered into a new Letter Agreement (the "Letter") with the same related company by virtue of common equity holders, directors and officers. The Letter requires the Company to hire its own employees, obtain its own office lease and assume certain management obligations. In exchange, the Company is paid an annual fee of $1,000,000 on a quarterly basis.

During the year ended December 31, 2021, the Company was paid $215,080 via a payroll credit and $451,587 in cash, with a corresponding decrease to general and administrative expenses in the statement of income and loss.

Related party balances

(i) At December 31, 2021, the accounts payable included $120,501 (December 31, 2020 - accounts receivable of $75,612) due from a company related by virtue of common equity holders, officers and directors under normal credit terms.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

24. Financial instruments and risk management

Risk management:

The Company has exposure to credit risk, liquidity and market risk from its use of financial instruments. This note presents information about the Company's exposure to each of the risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

There were no changes to the Company's risk management policies or processes during the year ended December 31, 2021.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is as follows:

	December 31, 2021	December 31, 2020
Cash	$8,622,815	$2,889,558
Accounts receivable	18,797,635	6,121,963
	$27,420,450	$9,011,521

Accounts receivable

The Company's accounts receivable are subject to normal industry credit risk. The Company is the operator of the oil and gas properties. Petroleum and natural gas sales are normally collected by the Company between 30 and 60 days from deliveries. Joint interest receivables are typically collected within one to three months of the joint interest bill being issued to the partner. However, the receivables are due from participants in the oil and gas industry and collection of outstanding amounts can be impacted by industry factors such as commodity price fluctuations, limited capital availability and success of drilling programs.

The Company recorded bad debt expense of Nil (2020 - $162,137) related to uncollectable payments to certain vendors.

As at December 31, 2021 and 2020, the Company's accounts receivable were comprised of the following:

	December 31, 2021	December 31, 2020
Trade receivables from sales of crude oil and natural gas	$18,110,135	$5,593,956
Joint interest billing receivables and other	$687,500	528,007
Balance, end of period	$18,797,635	$6,121,963

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

Accounts receivable aging as at December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Current	$15,420,816	$4,907,872
31 - 60 days	3,376,819	686,084
61 - 90	-	-
Greater than 90 days	-	528,007
Balance, end of period	$18,797,635	$6,121,963

All amounts shown as current and 31 - 60 days aging have been collected subsequent to period end. Amounts greater than 90 days are being pursued by management and the expected credit loss is believed to be insignificant.

Cash

All of the Company's cash is held at two financial institutions as at December 31, 2021 and 2020. The Company manages its credit exposure to cash, if any, by selecting institutions with high credit ratings.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities as they become due. The Company's financial liabilities consist of accounts payable and accrued liabilities and promissory notes, all of which are due within a year, commodity contract liabilities which will all be settled over the life of their contract terms (see below), lease liabilities which will be settled over the life of the lease, asset backed preferred instruments which will be repaid based on available cash flows, development partnership liabilities that will be repaid based on cash flows generated by the wells included in the partnership and a credit facility with portions due in the following year. The Company also maintains and monitors a certain level of cash flow which is used to partially finance all operating and capital expenditures. The Company also attempts to match its payment cycle with collection of oil and natural gas sales which are usually collected within 30 to 60 days.

At December 31, 2021, the Company had negative working capital of $80,838,832. The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity.

The Company may need to conduct asset sales, equity issues or issue debt if liquidity risk increases in a given period. Liquidity risk may increase as a result of a change in the amounts settled monthly from the commodity contracts (Note 24 (b)). The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans/notes, asset sales, coordinating payment and revenue cycles each month, and an active commodity hedge program to mitigate commodity price risk and secure cash flows.

More specifically, in an attempt to increase liquidity, the Company has during and subsequent to the year ended December 31, 2021 i) issued convertible promissory notes for cash (Note 10), ii) commenced a drilling program to increase cash flows from operating activities, iii) raised significant funds through two development partnerships (Note 7 and 26), iv) settled promissory notes with a combination of cash and Origination Member Units (Note 13) and v) entered into a new revolving credit facility (Note 9 and 26).

The Company is required to meet certain financial covenants under the Goldman Facility (Note 8). As at December 31, 2021, the Company was not in any breach of financial covenants in place.

The following table details the Company's financial liabilities and their scheduled maturities as at December 31, 2021;

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

	Carrying value	Contractual cash flow	Less than one year	1 - 3 years	Greater than 3 years
Accounts payable and accrued liabilities	$48,245,677	$48,245,677	$48,245,677	$-	$-
Commodity contracts	20,381,180	20,381,180	6,479,508	7,988,934	5,912,738
Promissory notes	-	-	-	-	-
Lease liability	489,943	485,975	78,745	407,230	-
Asset backed preferred instrument	18,687,351	18,687,351	18,687,351		-
Development partnerships liabilities	46,894,643	46,894,643	46,894,643	-	-
Long-term debt	23,199,141	25,237,409	7,722,206	10,805,685	6,709,518
Total	$157,897,935	$159,932,235	$128,108,130	$19,201,849	$12,622,256

(c) Market risk

Market risk is the risk that changes in market metrics, such as commodity prices, foreign exchange rates and interest rates that will affect the Company's valuation of financial instruments, as well as its net income (loss) and cash flow from operating activities. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i. Commodity price risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by North American and global economic events that dictate the levels of supply and demand. The nature of the Company's operations results in exposure to fluctuations in commodity prices. The Company's production is sold using "spot" pricing with prices fixed at the time of transfer of custody or on the basis of a monthly average market price.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

As at December 31, 2021, the Company had entered into the following risk management contracts to manage commodity price risk:

Commodity	Expiry	Type	Average Price	Remaining Notional	Index
				Total Volumes (1)

Ethane (gallons)	Jan 2022 - Dec 2023	Swap	$0.20	4,044,242	NGL-Mont Belvieu
Propane (gallons)	Jan 2022 - Dec 2023	Swap	$0.52	2,486,520	NGL-Mont Belvieu
Natural gas (gallons)	Jan 2022 - Dec 2023	Swap	$0.95	1,593,236	NGL-Mont Belvieu
Isobutane (gallons)	Jan 2022 - Dec 2023	Swap	$0.56	520,281	NGL-Mont Belvieu
Norbutane (gallons)	Jan 2022 - Dec 2023	Swap	$0.57	1,209,751	NGL-Mont Belvieu
Natural gas (mmbtu)	Jan 2022 - Dec 2028	Differential	$0.07	2,494,923	Henry Hub -Nymex vs East TX
		Swap
Natural gas (mmbtu)	Jan 2022 - Dec 2028	Swap	$2.61	2,396,296	Henry Hub -Nymex
Crude oil (bbl)	Jan 2022 - Dec 2028	Swap	$43.38	740,533	WTI-Nymex
Crude oil (bbl)	Jan - Jun 2022	Put	$40.00	700,000	WTI-Nymex
Crude oil (bbl)	Jan - Nov 2022	Short	$68.78-77.42	84,000	WTI-Nymex
Natural gas (mmbtu)	Feb - Oct 2022	Short	$3.58-4.98	390,000	Nat Gas-Nymex

(1) remaining notional volumes decrease on a monthly basis until expiry of the contracts

The commodity contracts had a total negative fair value of $20,381,180 at December 31, 2021 (December 31, 2020 - $4,521,383) comprised of a short term commodity contract liability of $6,479,508 (December 31, 2020 - $3,158,763) and long term commodity contract liability of $13,901,672 (December 31, 2020 - $1,362,620). The corresponding unrealized loss for the year ended December 31, 2021 was $15,859,796 (2020 - $Nil) and is included in the consolidated statement of loss and comprehensive loss. Total realized losses on risk management contracts totalled $17,622,236 (December 31, 2020 - $405,404) for the year ended December 31, 2021 and are also included in the consolidated statement of loss and comprehensive loss.

For the year ended December 31, 2021, a 10% increase/decrease in commodity prices would have a negative/positive impact on net income of approximately $4.2 million.

ii. Interest rate risk

The Company is exposed to interest rate risk in relation to interest expense on its Goldman Facility as future cash flow may fluctuate as a result of market interest rates. If interest rates applicable to the facility were to have increased by 100 basis points (1%) it is estimated that the Company's net income for the year ended December 31, 2021 would have decreased by approximately $254,000 (before effect of income taxes). A decrease in interest rates by 1% would result in an increase in net income by an equivalent amount.

The Company entered into a LIBOR rate swap which effectively fixes the interest rate on a reducing notional principal amount commencing at $25,237,409 and reducing in fixed amounts to $Nil as of September 30, 2028. The Company will effectively pay/receive the difference between the fixed rate of 1.453% and the floating rate which is the greater of a 3 month USD LIBOR rate and 1.00%.

At December 31, 2021 the interest rate swap had a fair value of $43,421. For the year ended December 31, 2021, the Company recognized a corresponding unrealized gain of $43,421 (2020 - $Nil).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

iii. Foreign currency risk

The Company mainly trades in US dollars which is also its functional currency hence, there is nominal foreign currency exposure.

(d) Capital management

The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

There has been no change to management's approach to managing capital during the periods ended December 31, 2021 or 2020, with the exception of the addition of development partnership liabilities and asset back preferred instruments to the definition of managed capital.

The Company considers its capital employed to be long-term debt, promissory notes payable, affiliate loans (if any), development partnership liabilities and asset back preferred instruments and shareholder's equity/(deficiency):

	December 31, 2021	December 31, 2020
Long-term debt (note 9)	$23,199,141	$40,262,470
Promissory notes (note 10)	-	5,425,000
Development partnership liabilities (note 7)	46,894,643	-
Asset backed preferred instrument (note 12)	18,687,351	-
Shareholder's Equity excluding NCI	1,965,022	2,362,907
Capital Employed	$90,746,157	$48,050,377

The Company makes adjustments to capital employed by monitoring economic conditions and investment opportunities. The Company generally relies on credit facilities, equity issuances and cash flows from operations to fund capital requirements. To maintain or modify its capital structure, the Company may issue new shares, issue new debt, renegotiate existing debt terms, or repay existing debt. The Company is not currently subject to any externally imposed capital requirements, other than covenants on its bank debt (Note 9).

Refer to subsequent events (Note 26) for additional information on capital management initiatives.

25. Standardized measurement of oil and gas (unaudited)

The estimates of the Company's proved oil and gas reserves, which are located entirely within the United States, were prepared in accordance with the generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC. The estimates as of December 31, 2021, and 2020 were based on evaluations prepared by McDaniel and Associates Consultants Ltd. ("McDaniel"). The services provided by McDaniel are not audits of the Company's reserves but instead consist of complete engineering evaluations of the respective properties. For more information about their evaluations performed, refer to the copy of their report filed as an exhibit to these consolidated financial statements on NI51-101 and included in the Form 40-F (on SEDAR and EDGAR). Management emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and natural gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

The following table summarizes the prices utilized in the reserve estimates for 2021 and 2020. Commodity prices utilized for the reserve estimates prior to adjustments for location, grade and quality are as follows:

	As at December 31,		As at December 31,
	2021	2021	2020	2020
	WTI Crude Prices	Henry Hub Prices	WTI Crude Prices	Henry Hub Prices
	Oil, $/bbl	Gas, $/Mmbtu	Oil, $/bbl	Gas, $/Mmbtu
2021	-	-	47.17	2.83
2022	72.83	3.85	50.17	2.87
2023	68.78	3.44	53.17	2.90
2024	66.76	3.17	54.97	2.96
2025	68.09	3.24	56.07	3.02
2026	69.45	3.30	57.19	3.08
2027	70.84	3.37	58.34	3.14
2028	72.26	3.44	59.50	3.20
2029	73.70	3.50	60.69	3.26
2030	75.18	3.58	61.91	3.33
2031	76.68	3.65	63.15	3.39
2032	78.21	3.72	-	-

The Company's total estimated proved reserves at December 31, 2021 were approximately 12.4 MBOE of which 41% was oil and 59% was natural gas and natural gas liquids.

Changes in Proved Reserves:

	Oil	Natural Gas	NGL's
Proved Developed and Undeveloped Reserves:	(Bbls)	(Mcf)	(Bbls)
As of December 31, 2019	5,171,730	8,983,800	1,132,741
Revision of previous estimates	(1,922,397)	(2,338,096)	(294,803)
Purchase of minerals in place
Extension and discoveries	2,099,800	7,610,800	959,623
Sales of minerals in place
Production	(921,933)	(1,792,104)	(225,961)
As of December 31, 2020	4,427,200	12,464,400	1,571,600
Revision of previous estimates	(2,201,254)	(4,148,838)	(935,261)
Purchase of minerals in place
Extension and discoveries	3,620,100	38,835,400	2,971,832
Sales of minerals in place
Production	(729,446)	(3,436,462)	(262,971)
As of December 31, 2021	5,116,600	43,714,500	3,345,200

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods. Proved undeveloped reserves ("PUD") are proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion within five years of the date of their initial recognition. Moreover, the Company may be required to write down its proved undeveloped reserves if the operators do not drill on the reserves within the required five-year timeframe. Such downward revisions would primarily be the result of reserves written off due to the five-year limitation. For the year ended December 31, 2021 and 2020 no such impairments were required.

Summary of Proved Developed and Proved Undeveloped Reserves as of December 31, 2021, 2020 and 2019:

	Oil	Natural Gas	NGL's
	(Bbls)	(Mcf)	(Bbls)
Proved Developed Reserves:
As of December 31, 2019	2,231,550	2,555,500	281,105
As of December 31, 2020	2,124,000	8,634,700	835,500
As of December 31, 2021	2,893,199	10,091,899	1,410,200
Proved Undeveloped Reserves:
As of December 31, 2019	2,940,180	6,428,310	707,114
As of December 31, 2020	2,303,200	3,829,600	735,100
As of December 31, 2021	2,223,401	33,622,601	1,935,000

As at December 31, 2021, the Company reported estimated PUDs of 7.8 MBOE, which accounted for 63% of its total estimated proved oil and gas reserves. This figure primarily consists of 11 gross locations between our Giddings and Hawkville acreage to be drilled in 2022. The cost of these projects would be funded, to the extent possible, from existing cash balances, cash flow from operations, development partnerships and credit facilities.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

The following table discloses the Company's progress toward the conversion of PUDs during fiscal 2021.

Progress of Converting Proved Undeveloped Reserves:

	Oil & Natural Gas	Future
	(BOE)	Development Costs
PUDs, beginning of year	3,677	48,879,727
Revision of previous estimates	(294)	(34,914,091)
Sales of reserves
Conversion to PD reserves	(1,448)	(13,965,636)
Additional PUDs added	7,827	104,500,000
PUDs, end of year	9,762	104,500,000

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using average prices for 2021 and 2020 along with estimates of the operating costs, production taxes and future development costs necessary to produce such reserves. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

Operating costs and production taxes are estimated based on current costs with respect to producing oil and natural gas properties. Future development costs including abandonment costs are based on the best estimate of such costs assuming current economic and operating conditions. The future cash flows estimated to be spent to develop the Company's share of proved undeveloped properties through December 31, 2022 are $104,500,000.

Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved, less applicable carryforwards.

The future net revenue information assumes no escalation of costs or prices, except for oil and natural gas sales made described below. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.

The current reporting rules require that year end reserve calculations and future cash inflows be based on the 3 Consultant Average (McDaniels, GLJ and Sproule) as described by SEDAR and COGEH. The average prices used for fiscal 2021 were $37.42 per bbl of oil and $2.29 per mcf of natural gas. The average prices used for fiscal 2020 were $53.23 per bbl of oil and $1.66 per mcf of natural gas.

The standardized measure of discounted future net cash flows is computed by applying the 3 Consultant Average (McDaniels, GLJ and Sproule) as described by SEDAR and COGEH to the estimated future production of proved oil and natural gas reserves, less estimated future expenditures (based on year end costs) to be incurred in developing and producing the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by comparing undiscounted future cash flows to the tax basis of oil and natural gas properties plus available carryforwards and credits and applying the current tax rate to the difference.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

The basis for this table is the reserve studies prepared by an independent petroleum engineering consultant, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of proved oil and gas properties.

The following information is based on the Company's best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2021, and 2020 in accordance with ASC 932, "Extractive Activities - Oil and Gas" which requires the use of a l 0% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company's proved oil and gas reserves.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves:

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
Future cash inflows	$610,071,000	$393,698,000
Roylaties	(195,966,000)	(123,213,000)
Future production costs and taxes	(113,547,000)	(84,248,000)
Future development costs	(85,606,000)	(48,262,000)
Future income taxes	(46,525,000)	(29,990,000)
Future ADR Costs	(1,972,000)	(1,355,000)
Future net cash flows	$166,426,000	$106,630,000
Annual 10% discount for estimated timing of cash flows	(55,888,400)	(22,718,300)
Standardized measure of discounted future net cash flows	$110,537,600	$64,642,800

26. Subsequent events

Completion of DP2 and creation of DP4

On January 10, 2022, the Company repaid and paid out the reversion of the second development partnership, DP2, that it formed during the third quarter of 2021. DP2 funded the drilling and completion of five wells in the Giddings Field near Austin, TX and comprised a total capital program of approximately $35.2 million, with 60% funded by external partners. As part of the completion of the DP2 program, Alpine has retired liabilities of approximately $23.5 million.

Ten of the DP2 partners exercised the put right provided to such partners by DP2 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP2 for 826,024 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$3.825 per unit, or a total of approximately US$3.2 million).

On January 10, 2022, the Company formed a fourth Development Partnership ("DP4") with 36 external limited partners and Origination as a limited partner and the general partner. The intention of the DP4 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $25,225,079 from external limited partners of which $1,984,256 was raised from officers and directors of the Company. Investors can choose to receive DP4 Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $10,831,937 in Flat Payout units and $14,393,141 in IRR based payout units.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020 (continued) (amounts in US dollars)

The terms of the units are identical to those of the first, second and third development partnerships (Note 7).

The Company, through the structure of the DP4, will maintain control of DP4 and will continue to consolidate 100% of the operations of the DP4.

Creation of Red Dawn development partnership

On March 10, 2022, the Company formed a new Development Partnership - Red Dawn ("Red Dawn") with 42 external limited partners and Origination as a limited partner and the general partner. The intention of the Red Dawn is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $30,269,097 from external limited partners of which $1,270,717 was raised from officers and directors of the Company. Investors can choose to receive Red Dawn Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $16,692,201 in Flat Payout units and $13,576,896 in IRR based payout units.

The terms of the units are identical to those of the first, second and third development partnerships (Note 7).

The Company, through the structure of the Red Dawn, will maintain control of Red Dawn and will continue to consolidate 100% of the operations of Red Dawn.

Expanded credit facility

The Company's operating subsidiary Origination closed a new corporate credit facility to replace the facility (Note 9). The new corporate credit facility has a total size of USD$30 million. The corporate credit facility is secured by working interests in a subset of the Company's producing assets and charges interest at the greater of 5.00% and Prime +1.75%. The corporate credit facility, which has a one year maturity, is expected to provide the Company with additional working capital flexibility.